DECHERT LLP

1775 I Street, N.W.

Washington, D.C.  20006

(202) 261-3300

February 29, 2012

VIA EDGAR CORRESPONDENCE

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:

Fenimore Asset Management Trust

Registration Statement on Form N-1A

File Nos. 811-4750 and 33-7190

Dear Mr. Thompson:

On  behalf  of  Fenimore  Asset  Management  Trust  (the  “Trust”)  and  in  connection with  the  Trust’s  proposed  new  investment  series,  FAM  Small  Cap  Fund  (the  “New

Fund”),  which  was  included  in  Post-Effective  Amendment  No.  43  to  its  Registration

Statement on Form N-1A (the “Registration Statement”) as filed with the  Commission on

November  18,  2011,  I  wish  to  respond  to  the  comments  on  the  Registration  Statement

that  you  provided  by telephone to  the  undersigned.   The  proposed  responses  on  behalf  of

the Trust to each of the comments are set forth below.

1.  Summary Section – Page 3 - Investment Objective

Comment:   Move  the  sentence  stating  that  the  New  Fund  is  a  non-diversified  fund  to  the section addressing the risks of the New Fund.

Response:   The requested change has been made.

2.  Summary Section – Page 5 - Portfolio Co-Managers

Comment:   Remove  the disclosure regarding the  prior  employment  experience of  each  of the  Portfolio  Co-Managers  and  include  disclosure  indicating  the  length  of  time  that  the

Portfolio Co-Managers have managed the New Fund.

Response:   The requested change has been made.

3.  Summary Section – Page 5 – Cross Reference Disclosure

Comment:      Delete   the   cross-reference   disclosure   regarding   the   sections   on   “Tax

Information” and “Financial Intermediary Compensation”.

Brion R. Thompson, Esq.

February 29, 2012

Response:  The requested change has been made.

4.  More About Investment Objectives, Principal Investment Strategies and Risks – More

About Principal Investment Strategies – Page 7

Comment:   In  the  third  paragraph  of  this  section,  disclose  whether  or  not  there  are  any credit  ratings  limitations  applicable  to  the  types  of  fixed-income  securities  that  the  New

Fund   may  invest   in   for   temporary  defensive   purposes,   and   if   there   are  limitations,

disclose the nature of the applicable limitations.

Response:  The requested disclosure has been added.

5.  More About Investment Objectives, Principal Investment Strategies and Risks – More

About Principal Investment Strategies – Page 7

Comment:   After  the  third  paragraph  of  this  section,  consider  placing  a  separate  heading titled  “More  About  Other  Investment  Strategies”  to  differentiate  the  strategies  that  are described  in  the  fourth  paragraph,  which  are  not  considered  to  be  principal  investment strategies of the New Fund.

Response:  The requested change has been made.

6.  More About Investment Objectives, Principal Investment Strategies and Risks – More

About Principal Investment Strategies – Page 7

Comment:   Confirm  that  the  derivative  investment  instruments  described  as  permissible investments  for  the  New  Fund  as  described  in  the  fourth  paragraph  are  not  counted towards the New Fund’s 80% investment in small cap companies.

Response:  This will confirm that the derivative investment instruments that are described as  permissible  investments  for  the  New  Fund  are  not  counted  towards  the  New  Fund’s

80% investment in small cap companies.

7.  Fund Management -  Page 9

Comment:    Provide  disclosure  indicating  where  the  disclosure  describing  the  factors considered  by  the  Board  of  Trustees  of  the  Trust  in  approving  the  Investment  Advisory

Agreement for the New Fund can be found.

Response:  The requested disclosure has been added.

8.  Fund Management  - Prior Performance of Comparable Accounts – Page 10

Comment:    Indicate  the  applicable  guidance  that  is  being  relied  upon  for  purposes  of presenting the prior performance of the Adviser’s comparable accounts.

Brion R. Thompson, Esq.

February 29, 2012

Response:    The  disclosure  is  presented  in  reliance  on  the  guidance  provided  in  the

Nicholas-Applegate Mutual Funds no-action letter (pub. avail. Aug. 6, 1996).

9.  Fund Management  - Prior Performance of Comparable Accounts – Page 10

Comment:   Disclose  that  all  accounts  that  are substantially similar  to  the  New  Fund  have been included in the comparable account performance.

Response:  The requested disclosure has been added.

10.  Fund Management  - Prior Performance of Comparable Accounts – Page 10

Comment:   Disclose that  the investment  results presented  are net  of  all fees and  expenses applicable to the comparable accounts.

Response:  The requested disclosure has been added.

11.  Fund Management  - Prior Performance of Comparable Accounts – Page 10

Comment:  Disclose that to the extent  the operating expenses of the comparable accounts are  lower  than  the  fees  to  be  incurred  by  the  New  Fund,  the  performance  results  of  the comparable  accounts  would  be  greater  than  what  the  New  Fund’s  performance  would have been.

Response:  The requested disclosure has been added.

12.  Fund Management  - Prior Performance of Comparable Accounts – Page 10

Comment:    Disclose whether the prior performance of the comparable accounts has been audited or verified.

Response:  The requested disclosure has been added.

13.  Fund Management  - Prior Performance of Comparable Accounts – Page 10

Comment:      Disclose   the   method   used   to   calculate   the   prior   performance   of   the

comparable  accounts  and  indicate  whether  it  is  the  same  or  different  from  the  SEC’s

performance  calculation  methodology.   In  the  event  that  it  is  different,   disclose  that  use

of   a   performance   calculation   methodology   different   from   the   SEC’s   will   result   in

differing performance data.

Response:  The requested disclosure has been added.

14.  Statement of Additional Information – Board of Trustees Tables – Page 10

Comment:    Add  disclosure  to  clarify  that  the  “Other  Directorships  Held  By  Trustee”

reflect those directorships held during the past five years, not just those currently held.

Brion R. Thompson, Esq.

February 29, 2012

Response:   The requested disclosure has been added.

15.  Statement of Additional Information – Disclosure of Fund Portfolio Holdings - Page 21

Comment:   Confirm  that  all  ongoing  arrangements  for  the  disclosure  of  fund  portfolio holdings to third parties have been disclosed.

Response:      This  will  confirm  that  all  ongoing  arrangements  currently  in  place  with respect to the disclosure of fund portfolio holdings, as applicable, have been disclosed.

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Please   be   advised   that   the   Trust   intends   to   file   a   subsequent   Post-Effective

Amendment to its Registration Statement, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please  be  advised  that  the  undersigned  hereby acknowledges,  on  behalf  of  the

Trust, with respect to the foregoing, that:

          the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

          SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

          the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you again for your prompt attention to this matter.

Please  do  not  hesitate  to  contact  the  undersigned  by  telephone  at  (202)  261-3364 or  via  e-mail  at  patrick.turley@dechert.com  with  any  questions  or  comments  you  may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

16937520.1.BUSINESS